                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No.____)*

                       CHECKERS DRIVE-IN RESTAURANTS, INC.
                       -----------------------------------
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                     ---------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   162809-10-7
                                   -----------
                                 (CUSIP NUMBER)

                             Janet S. McCloud, Esq.
          Christensen, Miller Fink, Jacobs, Glaser, Weil & Shapiro, LLP
                      2121 Avenue of the Stars, 18th Floor
                              Los Angeles, CA 90067
                                 (310) 553-3000
                                 --------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                               December 18, 1997
                               -----------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  162809-10-7                                       Pages 2 of 6 Pages
           -----------

------------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Rally's Hamburgers, Inc., a Delaware corporation
         I.R.S.  #62-1210077
------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [ ]
                                                                            (b)  [ ]

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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS
         N/A

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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e)                                                            [ ]

------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

------------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
                           19,100,620 shares

NUMBER OF                  ---------------------------------------------------------
SHARES                     8.  SHARED VOTING POWER
BENEFICIALLY               -0-
OWNED BY
EACH                       ---------------------------------------------------------
REPORTING                  9.  SOLE DISPOSITIVE POWER
PERSON                     19,100,620 shares

                           ---------------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER
                           -0-

------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         19,100,620 shares

------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                                 [ ]

------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         27.2%

------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
         CO

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the Common Stock, par value $.001 per share (the "Common Stock"), of Checkers Drive-In Restaurants, Inc., a Delaware corporation ("Checkers"), with its principal executive offices located at Barnett Bank Building, 600 Cleveland Street, Eighth Floor, Clearwater, Florida 34615.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is being filed by Rally's Hamburgers, Inc., a Delaware corporation ("Rally's"), located at 10002 Shelbyville Road, Suite 150, Louisville, Kentucky 40223. Rally's is one of the largest chains of double drive-thru restaurants in the United States.

         Rally's has not, within the last five years, been (i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The names and certain information required by this Item 2 regarding Rally's executive officers and directors (the "Officers and Directors") is set forth below:

     (a) The names and titles of Rally's executive Officers and Directors are:

         Name                       Title
         ----                       -----
         William P. Foley, II       Chairman of the Board
         James J. Gillespie         President, Chief Executive Officer, Director
         Gary Beisler               Sr. Vice President of Operations
         Joseph N. Stein            Vice President and Chief Financial Officer
         James T. Holder            Vice President
         Wendy Beck                 Treasurer
         Terry Christensen          Director
         Willie Davis               Director
         David Gotterer             Director
         Ronald Maggard             Director
         Andrew Puzder              Director
         Burt Sugarman              Director
         C. Thomas Thompson         Director

     (b) The business address of: (i) Messrs. Foley and Puzder i 3916 State Street, Suite 300,

         Santa Barbara, CA 93105; (ii) Messrs. Gillespie, Stein and Holder and Ms. Beck is 600 Cleveland, Eighth Floor, Clearwater, FL 34615; (iii) Mr. Christensen is 2121 Avenue of the Stars, 1800, Los Angeles, CA 90067; (iv) Mr. Davis is 161 N. La Brea Avenue, Inglewood, CA 90301;
         (v) Mr. Gotterer is 400 Park Avenue, 12th Floor, New York, NY 10022;
         (vi) Mr. Maggard is 10370 Hemet Street, Suite 240, Riverside, CA 92503;
         (vii) Mr. Sugarman is 9000 Sunset Boulevard, 16th Floor, Los Angeles, CA 90069; and (viii) Mr. Thompson is 1200 N. Harbor Boulevard, Anaheim, CA 92801.

     (c) The principal occupations of the executive Officers and Directors are as follows: (i) Mr. Foley is Chairman of the Board and Chief Executive Officer of Fidelity National Financial, Inc., a title insurance underwriting company, 3916 State Street, Suite 300, Santa Barbara, CA 93105, and also serves as Chairman of the Board and Chief Executive Officer of CKE Restaurants, Inc. ("CKE"), Rally's, Checkers and Hardee's Food System, Inc.; (ii) Mr. Gillespie is President, Chief Executive Officer and a director of Rally's and Chief Executive Officer and a director of Checkers; (iii) Mr. Beisler is Sr. Vice President of Operations for Rally's; (iv) Mr. Stein is Executive Vice President, Chief Administrative Officer and Chief Financial Officer of Checkers and Vice President, Chief Financial Officer of Rally's;
         (v) Mr. Holder is Senior Vice President, General Counsel and Secretary of Checkers and Vice President of Rally's; (vi) Ms. Beck is Vice President of Finance of Checkers and Treasurer of Checkers and Rally's; (vii) Mr. Christensen is a partner of Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP, a law firm, located at 2121 Avenue of the Stars, 1800, Los Angeles, CA 90067, and a director of Rally's, Checkers, MGM Grand, Inc., and GIANT GROUP, LTD.; (viii) Mr. Davis is President and a director of All-Pro Broadcasting, Inc., a holding company operating several radio stations, located at 161 N. La Brea Avenue, Inglewood, CA 90301, and a director of MGM Grand Inc., Sara Lee, Corporation, K-Mart Corporation, Dow Chemical Company, Alliance Bank, WICOR Incorporated, Johnson Controls Incorporated, L.A. Gear and Strong Fund; (ix) Mr. Gotterer is a partner of Mason & Company, an accounting firm, located at 400 Park Avenue, 12th Floor, New York, NY 10022, and a director of Rally's and GIANT GROUP, LTD.;
         (x) Mr. Maggard is President of Maggard Enterprises, Inc., owner of 22 franchised Long John Silver restaurants and two franchised Fazoli's restaurants, located at 10370 Hemet Street, Suite 240, Riverside, CA 92503, (xi) Mr. Puzder is Executive Vice President of Fidelity National Financial, Inc., located at 17911 Von Karman, Suite 300, Irvine, CA 92614, and Executive Vice President and General Counsel of CKE Restaurants, Chief Executive Officer of GB Foods Corporation, and a director of Rally's; (xii) Mr. Sugarman is Chairman of the Board, President and Chief Executive Officer of GIANT GROUP, LTD., a New York Stock Exchange company, located at 9000 Sunset Boulevard, 16th Floor, Los Angeles, CA 90069, and director of Rally's and Checkers; (xiii) Mr. Thompson is President and Chief Operating Officer of Carl Karcher Enterprises, Inc., owner and franchisor of the Carl's Jr. restaurants, located 1200 N. Harbor Boulevard, Anaheim, CA 92801.

 (d)-(e) None of the Officers and Directors has, within the last five years, been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the Officers and Directors are United States citizens.

ITEM 3.  SOURCE AND AMOUNT OF FUND OR OTHER CONSIDERATION

         The consideration paid by Rally's for the 19,100,960 shares of Checkers Common Stock acquired (the "Acquisition") pursuant to that certain Exchange Agreement, dated as of December 8, 1997 (the "Exchange Agreement"), between Rally's and the other parties named therein, including Fidelity, CKE, GIANT GROUP, LTD., and Messrs. Foley, Christensen, Gotterer, Puzder, Sugarman and Thompson, was an aggregate of 3,909,336 shares of Rally's common stock, par value $0.10 per share (the "Rally's Common Stock"), and 45,667 shares of Rally's Series A Preferred Stock, $0.10 par value per share, the terms of which are set forth in Exhibit B to the Exchange Agreement, which is attached hereto as Exhibit A and incorporated herein by this reference.

ITEM 4.  PURPOSE OF TRANSACTION

         Rally's purpose in acquiring the Checkers Common Stock was for investment reasons, to further increase the operating efficiencies of both Rally's and Checkers, and to take advantage of opportunities arising out of the relationships between the two companies. Rally's will continue to evaluate Checkers business and prospects and may determine, but currently has no plans to, acquire additional shares of Common Stock or dispose of all or a portion of the Common Stock owned by it.

         In November 1997, Checkers and Rally's announced a non-binding agreement to negotiate an arrangement pursuant to which it is anticipated that Rally's will outsource basic accounting, technology and possibly other services to Checkers. Rally's believes that efficiencies resulting in reduced corporate costs can be obtained by consolidating these duplicative routine functions in one location. The terms of the proposed agreement have not yet been finalized and are subject to approval by the independent committees of the Boards of Directors of Checkers and Rally's. Although Checkers may hire additional employees as a result of the arrangement, it is not anticipated that the arrangement will have a material impact on the operations of the Checkers.

         Effective November 10, 1997, James J. Gillespie became President of Rally's and was elected Chief Executive Officer of Rally's and Checkers. In December 1997, Mr. Gillespie was elected to the Boards of Directors of Rally's and Checkers, and Messrs. Stein and Holder and Ms. Beck were elected to their present positions with Rally's.

         On November 22, 1996, Checkers and an investor group led by CKE, which included Messrs. Foley, Sugarman and Thompson (the "CKE Group"), executed a Restated Credit Agreement thereby completing a restructuring of Checkers primary debt. Pursuant to such Restated Credit Agreement, the term of the debt was extended by one year, the interest rate was reduced to a fixed rate of 13%, principal payments were deferred until May 19, 1997, most of the financial covenants were eliminated or relaxed and approximately $6 million in restructuring fees and charges were eliminated. In consideration of the restructuring, Checkers issued to the members of the CKE Group warrants to acquire an aggregate of 20 million shares of Checkers Common Stock at an exercise price of $.75 per share. The Company agreed to register such shares by July 21, 1997. Since such registration has not yet occurred, Checkers is obligated to pay the warrantholders $4,000 per week. In addition, Messrs. Folely, Christensen, Sugarman and Thompson hold options to acquire shares of Checkers Common Stock. See Item 5 hereto, the 1994 Stock Option Plan for Non-Employee Directors, filed as Exhibit B hereto, the 1991 Stock Option Plan filed as Exhibit C hereto, and Form of the Warrant filed as Exhibit D hereto, which are incorporated herein by this reference.

         Except as otherwise described in this Statement, Rally's has no plan or proposal with respect to Checkers which relates to or would result in:

         (a) The acquisition by any person of additional securities of Checkers, or the disposition of securities of Checkers;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Checkers or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of Checkers or any of its subsidiaries;

         (d) Any change in the present Board of Directors or management of Checkers, including any plans or proposals to change the number or term of directors or to fill any existing vacancies of the Board;

         (e) Any material change in the present capitalization or dividend policy of Checkers;

         (f) Any other material change in Checkers' business or corporate structure;

         (g) Changes in Checkers' charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Checkers by any person;

         (h) Causing a class of securities of Checkers to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of Checkers becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j) Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)-(b) Checker's had 70,132,472 shares of Common Stock outstanding as of October 15, 1997, as stated on its Quarterly Report on Form 10 Q for the quarterly period ended September 8, 1997. As a result of the Acquisition, Rally's beneficially owns 19,100,960 shares or approximately 27.2 percent of Checkers' Common Stock.

         The following table sets forth information as to the beneficial ownership of Checkers' Common Stock by Rally's and the Officers and Directors listed in Item 2:

  --------------------------------------------------------------------------------------------------------------------------
  NAME                                                NUMBER OF SHARES(1)                      PERCENT OF CLASS(2)
  --------------------------------------------------------------------------------------------------------------------------
  Rally's Hamburgers, Inc.                            19100960                                 27.2
  --------------------------------------------------- ---------------------------------------- -----------------------------
  William P. Foley, II                                1156500(3)                               1.65
  --------------------------------------------------- ---------------------------------------- -----------------------------
  James J. Gillespie                                  -0-                                      --
  --------------------------------------------------- ---------------------------------------- -----------------------------
  Joseph N. Stein                                     5000                                     (*)
  --------------------------------------------------- ---------------------------------------- -----------------------------
  James T. Holder                                     123291(4)                                (*)
  --------------------------------------------------- ---------------------------------------- -----------------------------
  Wendy Beck                                          29561 (5)                                --
  --------------------------------------------------- ---------------------------------------- -----------------------------
  Terry Christensen                                   357735(6)                                (*)
  --------------------------------------------------- ---------------------------------------- -----------------------------
  Willie Davis                                        --                                       --
  --------------------------------------------------- ---------------------------------------- -----------------------------
  David Gotterer                                      --                                       --
  --------------------------------------------------- ---------------------------------------- -----------------------------
  Ronald Maggard                                      --                                       --
  --------------------------------------------------- ---------------------------------------- -----------------------------
  Andrew Puzder                                       28490  (7)                               --
  --------------------------------------------------- ---------------------------------------- -----------------------------
  Burt Sugarman                                       1125689(6)                               1.60
  --------------------------------------------------- ---------------------------------------- -----------------------------
  C. Thomas Thompson                                  236243 (4)                               (*)
  --------------------------------------------------- ---------------------------------------- -----------------------------
  Gary Beisler                                        --                                       --
  --------------------------------------------------- ---------------------------------------- -----------------------------

         (*) Less than 1%

         Footnotes:

         1. Based upon information furnished to Rally's by the named persons and information contained in filings with the Securities and Exchange Commission (the "Commission"). Under the rules of the Commission, a person is deemed to beneficially own shares over which the person has or shares voting or investment power or which the person has the right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the named persons have sole voting and investment power with respect to their respective shares.


         2. Based on 70,132,472 shares of Common Stock outstanding as of October 15, 1997, as stated on its Quarterly Report on Form 10Q for the quarterly period ended September 8, 1997. Shares of Common Stock subject to options and warrants exercisable within 60 days are deemed outstanding for computing the percentage of class of the persons holding such options or warrants but are not deemed outstanding for computing the percentage of class for any other person.

         3. Shares of Common Stock subject to options and warrants exercisable within 60 days.

         4. Shares subject to options exercisable within 60 days.

         5. Includes 4,561 shares of Common Stock subject to options exercisable within 60 days.

         6. Shares of Common Stock subject to options and warrants exercisable within 60 days.

         7. Shares subject to warrants exercisable within 60 days.

         (c) Pursuant to the Exchange Agreement, which is attached hereto as Exhibit A and incorporated herein by this reference, Rally's acquired on December 18, 1997, in a private transaction, 19, 100,960 shares of Checkers Common Stock in exchange for 3,909,336 shares of Rally's Common Stock and 45,667 shares of Rally's Series A Preferred Stock. The number of shares of Rally's Common Stock and Series A Preferred Stock issued in the exchange for the Checkers Common Stock bought and sold pursuant to the Exchange Agreement was based on a ratio of .44375 shares of Rally's Common Stock for each share of Checkers Common Stock. The price of the shares was determined by taking the average closing sales price of the Rally's Common Stock and the Checkers Common Stock on the NASDAQ National Market System for the five trading days ended on September 19, 1997, the last trading day prior to the public announcement of the transactions provided for in the Exchange Agreement.

         (d) Not Applicable

     (e)  Not Applicable


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO THE SECURITIES OF THE ISSUER.

         Items 3, 4 and 5 are incorporated herein by this reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A         The Exchange Agreement dated as of December 8, 1997, among
                  Rally's and CKE, Fidelity National Financial, GIANT GROUP,
                  LTD., and the other persons listed on Exhibit A thereto.

Exhibit B         Form of Option Agreement pursuant to the Checkers Non
                  Employee Director Stock Option Plan, incorporated by reference to Exhibit 10.32 to Checkers Form 10-K for the year ended
                  January 2, 1995.

Exhibit C         Form of Option Agreement pursuant to the Checkers 1991
                  Employee Stock Option Plan, incorporated by reference to
                  Exhibit 4 to Checkers Registration Statement on Form S-8 filed on June 15, 1996 (File No. 33-80236).

Exhibit D         Form of Warrant, incorporated by reference to
                  Exhibit 4.3 to Checkers Report on Form 8-K dated
                  November 22, 1996 (the "8-K").

SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

12/29/97                                    /s/ James T. Holder
--------------------                        ------------------------------
Date:                                       James T. Holder
                                            Vice President